UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LAN

Santiago, February 8, 2007

Superintendence of Securities and Insurance

Present

Ref.:	Copy of Minutes of Extraordinary Shareholders Meeting

Dear Sirs:

In conformance with that established by General Character Norm No. 30 of this Superintendence, attached hereto is a copy of the signed Minutes of the Extraordinary Shareholders Meeting of Lan Airlines S.A., held January 26, 2007.

The attached copy includes the certificate of assistance by the Notary Public of Santiago, mister Raul Undurraga Laso.

Sincerely,

/s/ Enrique Cueto Plaza

Enrique Cueto Plaza

Executive Vice-President

Lan Airlines S.A.

EXTRAORDINARY SHAREHOLDERS MEETING

LAN AIRLINES S.A.

In Santiago de Chile, being 11:15 hours of Friday 26 of January of 2007, at Avenida Americo Vespucio Sur 901, commune of Renca, Santiago, the Extraordinary Shareholders Meeting of Lan Airlines S.A. was held, under the presidency of its holder of office mister Jorge Awad Mehech.

ATTENDANCE

The following persons attended the Meeting, acting on their own account or in representation of company shareholders:

SHAREHOLDERS	REPRESENTED BY	N° SHARES

A.F.P. Hábitat S.A. Fondo Tipo A	María Carolina Ossa M.	680,050
A.F.P. Hábitat S.A. Fondo Tipo B	María Carolina Ossa M.	446,542
A.F.P. Hábitat S.A. Fondo Tipo C	María Carolina Ossa M.	16,819
The Bank of New York	Jorge Awad M.	42,251,680
Inversiones y Asesorías Fabiola S.A.	Jorge Awad M.	189,943
BICE Administradora General de Fondos S.A.	Héctor Godoy D.	10,000
BICE Acciones Fondo Mutuo	Héctor Godoy D.	392,791
BICE Vanguardia Fondo Mutuo	Héctor Godoy D.	222,859
Luis Rolando Vázquez Rodríguez	Víctor de la Fuente G.	889
Prudential Retirement Insurance and Annuity Company	Susana Hernández B.	20,000
Genesis Emerging Markets Business Trust	Susana Hernández B.	90,144
The Genesis Group Trust For Employee Benefit Plan	Susana Hernández B.	935,480
Genesis Emerging Markets Fund For Canada	Susana Hernández B.	16,582
Genesis Emerging Markets, LP	Susana Hernández B.	124,187

The Chile Value and Growth Fund Agencia en Chile	Susana Hernández B.	140,490
Eaton Vance Structured Emerging Markets Fund	Susana Hernández B.	2,700
Chile IFCI Emerging Markets Index Common Trust Fund	Susana Hernández B.	25,824
State Street Amerique Latine	Susana Hernández B.	6,636
Chile MSCI Emerging Markets Index Common Trust Fund	Susana Hernández B.	255,049
Balzac Umbrella Index Compartiment Balzac Emerging Latin America Index	Susana Hernández B.	52,872
Teacher Retirement System Of Texas	Susana Hernández B.	2,000
California Public Employees Retirement System	Susana Hernández B.	199,249
Fondo Mutuo Xtra Equity	Jorge Le Blanc M.	220,767
Fondo Mutuo Multi Estratégico	Jorge Le Blanc M.	104,896
Compass Chile Balanceado Fondo de Inversión	Jorge Le Blanc M.	59,500
Compass Chile Mixto Fondo de Inversión	Jorge Le Blanc M.	576
Inversiones Mineras del Cantábrico S.A.	Héctor Navarrete T.	250,000
Axxion S.A.	Héctor Navarrete T.	65,827,874
Inversiones Santa Cecilia S.A.	Héctor Navarrete T.	23,417,920
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones	Héctor Navarrete T.	86,133,567

Citibank N.A., Agencia en Chile, por cuenta de terceros Capítulo XIV	Carina Onetto Izzo	2,045,692
Citibank N.A., Agencia en Chile, por cuenta de terceros inversión extranjera	Carina Onetto Izzo	588,810
Inversiones Andes S.A.	Alejandro Puentes B.	21,288,695
Fondo Mutuo Legg Mason Acciones Chile	María José Valle M.	405,554
Larraín Vial S.A. Corredores de Bolsa	Carlos Eduardo Moreno C.	5,681,182
Sergio Reiss Greenwood	Himself	3,338,858
René Aravena Vega	Himself	498
Carlos Medina Álamos	Himself	284

TOTAL	255,447,459 Shares

The total number of shares present at the Meeting was 255,447,459 shares, which represents 80.1% of the 318,909,090 validly issued shares of the Company with right to vote and be heard.

1.	ESTABLISHMENT OF THE MEETING, SUMMONS, POWERS AND NOTARY PUBLIC

(a)

The President expressed that, being present and/or represented 255,477,459 shares, representing 80.1% of the validly issued shares with right to vote and be heard, a percentage that legally suffices to establish a quorum for the Extraordinary Meeting and considering that all their owners of record have the shares registered in the Registry of Shareholders as of five business days prior to this meeting, that is, January 20 of 2007, the Extraordinary Shareholders Meeting of Lan Airlines S.A. was established in accordance with Law No. 18,046 and the summons to meet agreed upon by the Board in its Session of December 26, 2006.

(b)

The summons to the shareholders were sent on January 10, 2007, in conformance with the Law, and the announcements were published in accordance with the statutes and that resolved by the shareholders, in the daily “La Tercera”, on January 10, 15 and 18 of 2007.

The President requested omitting the reading of the mentioned summons and announcements, which was unanimously approved. For the record, the favorable express oral vote to this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds was registered.

(c)

The President expressed that celebration of this Extraordinary Shareholders Meeting was informed in a timely manner to the Superintendence of Securities and Insurance, the Santiago Commercial Exchange, the Chilean Electronic Exchange and the Valparaiso Brokers Exchange, on January 10, 2007, in accordance with article 63 of Law No. 18,046 regarding Corporations. Likewise, on January 12, 2007 the U.S. Securities and Exchange Commission was informed of the summons for this Meeting.

It was also registered for the record that celebration of this Meeting was timely informed to The Bank of New York, in its position as trustee of the American Depositary Shares, of Lan Airlines S.A. In turn, the Bank of New York delivered the documentation corresponding to all the holders of American Depository Shares, as well as the Proxy Cards or requests for instructions for voting on the issues to be treated at the Meeting.

(d)

The President indicated to the shareholders that the powers of representation granted to those present were reviewed, and that these along with the assistance sheet were available for review by the shareholders who, there being no objections, approved them unanimously.

The Secretary left express record of the oral favorable vote to this approval cast by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

(e)	Previously verified by the President, it was recorded that there was not present a representative from the Superintendence of Securities and Insurance.

(f)	It was recorded that the Titular Notary of the 29th Notary of Santiago, mister Raul Undurraga Laso, was present in accordance with that established by article 57 of the Corporations Law.

2.	DESIGNATION OF THE SECRETARY OF THE MEETING

The president proposed naming as Secretary of the Meeting the Auditor of the Company, mister José Miguel Bambach Salvatore. The Meeting approved, by unanimity, the President’s proposal.

The Secretary left express record of the oral favourable vote to this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

3.	MINUTES OF THE PREVIOUS MEETING

The President made express mention that the minutes of the Ordinary Shareholders Meeting held on April 28, 2006 do not require approval, having been duly signed by the persons designated to this effect and incorporated in the respective book.

4.	DESIGNATION OF SHAREHOLDERS FOR THE PURPOSE OF SIGNING THE MINUTES

The President indicated that, in compliance with article 27 of Law No. 18,046 regarding Corporations, it was necessary to previously designate at least three shareholders who, jointly with the President of the Board and the Secretary of the Meeting would sign the Minutes of the same, containing the agreements adopted therein and that will be drawn up for this purpose, which will be understood as definitively approved once inserted in the minutes book and signed by them, and to leave record in a document of the votes cast by the shareholders when voting occurs.

For this reason and according to the proposal, it was proposed to designate the following five people so that any three of them would sign the minutes and certify the votes as indicated: Carlos Medina Alamos, Sergio Reiss Greenwood, Héctor Navarrete Tapia, Alejandro Puentes Bruno and Víctor Alejandro de la Fuente Goic.

The above indicated proposal was unanimously approved by the Meeting. The Secretary left express record of the oral affirmative vote of this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

5.	AGENDA

The President informed the shareholders that the Board had convoked this Extraordinary Shareholders Meeting with the purpose of submitting for their consideration the following matters:

(a)	Increase the corporate capital through the issuance of 7,500,000 paid shares, at the price and other conditions established by the Shareholders Meeting;

(b)	Designate a portion of said capital increase for compensation plans in the terms of article 24 of Law 18,046;

(c)	Modify the bylaws to adjust them to the agreements adopted at the Meeting;

(d)

Authorize the Board of the company to request the registration of the shares representing the capital increase in the Securities Registry of the Superintendence of Securities and Insurance; proceed to their placement; and establish the terms of the compensation plans mentioned above; and

(e)	Adopt the remaining agreements necessary to implement the above agreements.

6.	AGREEMENTS

6.1	INCREASE OF CORPORATE CAPITAL THROUGH THE ISSUANCE OF PAID SHARES

PROPOSAL:                 The President indicated that in accordance with the summons, the Board’s proposal corresponding to submitting for consideration by the shareholders to increase the corporate capital through the issuance of paid shares, in the amount, form and conditions determined by the Meeting. This capital increase would have the purpose of implementing a compensation program for the workers of the Company and its affiliates in the terms indicated below. Also, the resources obtained from the increase in capital, would be destined to finance working capital and the company’s business plan.

The President requested the Secretary of the Meeting, mister José Miguel Bambach Salvatore, to inform the shareholders of the other matters relating to this proposal to increase capital and program of options for workers of the Company and its affiliates.

(A)	Amount of the Increase and Number of Shares

The Secretary of the Meeting, mister José Miguel Bambach Salvatore, spoke and proposed to the Meeting an increase in corporate capital from the amount of US$ 134,303,353, divided into 318,909,090 shares of the same series, nominative, ordinary, without nominal value, completely subscribed and paid for, to the amount of US$ 206,478,253, divided into 326,409,090 shares, through the issuance of 7,500,000 paid shares with the same characteristics as the existing ones, representing a total increase in capital in the amount of US$ 72,174,900.

Next, he proposed that of the shares to be issued, 10% of them, that is, an amount of 750,000 shares, be assigned as of that moment to compensation plans that the Board shall draw up to that effect for the workers of the Company and its affiliates, through a program of options for subscription of the shares of the Company, remaining broadly authorized for this. With respect to this portion of the increase, the shareholders would not have the preference option benefit, as stipulated in paragraph three of article 24 of Law 18,046.

In turn, he indicated that the remaining 6,750,000 proposed new shares to be issued would be preferentially offered to the shareholders pro rata to owned shares registered in their name in the Registry of Shareholders on the fifth business day prior to the date of publication of the notice marking the beginning of the period of the preference option.

(B)	Placement Price

Continuing with his presentation, mister Bambach proposed authorizing the Board of the Company to proceed with determining the final placement price of the paid shares, in conformance with paragraph two of article 28 of the Corporations Regulations, in which case the placement shall be made within the 120 days following the date of the Meeting. To such effect, the Board shall begin the period of legal preference right within the mentioned 120 day period.

In any case, the price of the new shares may not be less than the amount of US$ 9.62332 per share, in its equivalent in pesos according to the denominated Observed Dollar exchange rate published in the Official Gazette on the day that the Board determines the placement price. This amount corresponds to the weighted average quoted value of the shares of the Company during the 120 days immediately preceding this Meeting, in the Santiago Commercial Exchange, the Stock Exchange, that is, the amount of $5,187.45 per share, which, at the Observed Dollar exchange rate published for January 25, 2007 corresponds to the amount of dollars indicated above.

(C)	Issuance and Placement of the Shares

Mister Bambach proposed authorizing the Board of the Company to proceed and establish, with the broadest authorizations, the terms of the issuance and placement of paid shares necessary for the materialization of the agreed capital increase and its subscription and payment.

To these effects, he indicated that the Board should be broadly authorized to issue the shares representing the capital increase, in the opportunities it so determines, to be offered preferentially to the shareholders or destined for the compensation plans for the workers of the Company and its affiliates, as corresponds.

The shares not subscribed by the shareholders in exercise of the preference option or those whose preference option rights are completely or partially rejected, or those corresponding to fractions resulting from the pro ratio among the shareholders, may be destined by the Board to the mentioned compensation plans for the workers of the Company and its affiliates, as authorized by the fourth paragraph of article 24 of Law 18,046, remaining the Board broadly authorized to determine, in such case, the proportion or percentage of said remnant of shares that may be destined to this effect.

He added that the above indicated shares that the Board does not definitively assign to the compensation plans for the workers of the Company and its affiliates, as indicated, may be freely offered to the shareholders or to third parties, in the opportunities and amounts that the Board deems pertinent, remaining broadly authorized to establish the procedures to do so.

In any case, the sale of shares to third parties may not be made in conditions and prices more favorable than those of the preference option made to shareholders with such right, notwithstanding what is established by the last paragraph of article 29 of the Corporations Regulations.

(D)	Term and Method of Payment

It was also proposed that the payment of the value of the shares representing the increase in capital be done in cash at the moment of subscription, in cash currency, bank voucher, electronic transfer of funds or any other instrument or effect representative of money paid on sight. Furthermore, it was proposed that the shares should be integrally subscribed and paid in a period of 3 years counted as of the date of the agreement by the Meeting, notwithstanding that contained in article 24 of Law 18,046, for shares affected to compensation plans, with respect to which this term will be 5 years.

To these effects, before expiration of the indicated 3 year term, the Board shall establish the number of shares that the shareholders did not subscribe in exercise of their legal preference option, whose preference right option was not accepted in all or in part, or the corresponding fractions produced by the pro rata among shareholders, and determine the portion of the same that shall be assigned to the compensation plans, with respect to which the subscription and payment term will be 5 years.

(E)	Compensation Plans

With respect to the compensation plans mentioned above, mister Bambach proposed that the subscription price of the shares assigned to said plans would be that established by the Board, not being in any case less than the price established for the preference option period of the remaining shares object of this increase in capital. The term to subscribe and pay these share would be extended for five years, as of the date of the present Meeting.

It was also proposed to broadly authorize the Board to freely determine all the matters related to the referenced compensation plans, as well as to determine all matters related to the options that form part of said plans, giving compliance to the agreements of this Meeting and that established by law, including the periods during which the options, terms, opportunities and other conditions will be in effect, for their acceptance or exercise, the workers to be benefited with the same, the number of shares object of the offered options, and every other matter related to this.

(F)	Information for the Board

Next, mister Bambach indicated that, in accordance with that established by article 28 of the Corporations Regulations, the Board must be provided ample and reasoned information regarding the elements of valuation of the shares of Lan Airlines S.A.

Express notice was given that, for informational purposes, the denominated Observed Dollar exchange rate was taken as published in the Official Gazette the day immediately preceding the Meeting, corresponding to the sum of $539.05, with the purpose of obtaining in dollars or in pesos, as corresponds, of the quantities indicated as follows.

Firstly, it was informed that the weighted average quoted price of the shares of the Company in the stock exchanges between November 25, 2006 and January 25, 2007 was the following:

Santiago Commercial Exchange: $5,450.10, which is approximately equivalent to the amount of US$ 10.11056;

Chilean Electronic Exchange: $5,804.70, which is approximately equivalent to the amount of US$ 10.76839; and

Valparaiso Brokers Exchange: $5,702.07, which is approximately equivalent to the amount of US$ 10.57800.

Furthermore and as referenced, it was informed that during the above mentioned period, the weighted average price of the transactions of the American Depository Shares of the Company traded on the New York Stock Exchange had risen to the amount of US$ 53.51 per ADR, which corresponds to a value per share of US$ 10.702, approximately equivalent to $5,768.9131 per share.

For effects of informing the shareholders, certificates issued by the four exchanges indicated above were provided, accrediting the indicated prices.

Also, it was informed that the actualized book value of the shares of the Company according to the balance as of December 31, 2005 approved by the Ordinary Shareholders Meeting celebrated in April 28, 2006, was US$ 1.5764, equivalent at that date to an approximate amount of $849.75842. For its part, the actualized book value according to the financial statements of the Company at September 30, 2006 ascended to the amount of US$ 1.8829, equivalent at that date to an approximate amount of $1,014.97725.

In the same manner, it was informed that this issuance and its preference option would only be registered in the country and therefore the shares would not be offered nor placed in the United States of America, which shall be informed to the holders of ADR’s in the applicable manner and opportunity.

As for the resources obtained by the company from the subscription of shares by the shareholders who opt to exercise their right of preferential subscription, from the workers or from third parties, if such were the case, they will be assigned to finance working capital and the business plan of the company.

Likewise, complying with that established by the Superintendence of Securities and Insurance in Circular No. 1,370, the Board was informed that the costs of issuance and placement of the shares would be deducted from the account of overprice that may result. For its part, it was informed that the estimated cost of issuance of the shares should not exceed the amount of US$ 100,000, equivalent at that date to an approximate amount of $53,905,000.

Finally, and in accordance with the norms of the referenced Circular, it was informed that the referenced costs did not consider publicity campaigns, market studies and others of a similar nature related to the issuance and placement. In case the overprice account does not have a balance or that the indicated costs exceed its value, these will be registered in an account named “Costs of issuance and placement of shares” which will be presented as forming part of “Other reserves”, in conformance with the mentioned Circular.

AGREEMENT:           Prior to voting, the President offered the floor to speak to the shareholders present, some of whom took the opportunity to consult several things with respect to the capital increase and the current situation of the Company.

Submitting the proposed capital increase to the Meeting, the voting proceeded, this proposal being approved by the Meeting with the conformed vote of 235,341,830 shares, representing 73.795899% of the total Company shares issued, subscribed and paid for.

The Secretary left express record of the oral affirmative vote of this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

11,214,855 shares abstained from voting, representing 3.516631% of the total issued shares of the Company with voting rights, which were represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, on account of third parties Chapter XIV for 1,611,537 shares and of Citibank N.A., Agency in Chile, for third party foreign investments for 226,318 shares; and mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to abstain, for 9,377,000 shares.

8,890,774 shares votes against, representing 2.787871% of the total issued shares of the Company with voting rights, represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, for account of third parties Chapter XIV for 434,155 shares; by Ms. Susana Hernández Barrantes in representation of Chile IFCI Emerging Markets Index Common Trust Fund for 25,824 shares, State Street Amerique Latine for 6,636 shares, Chile MSCI Emerging Markets Index Common Trust Fund for 255,049 shares, Balzac Umbrella Index Compartiment Balzac Emerging Latin America Index for 52,872 shares and Teacher Retirement System of Texas for 2,000 shares; by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to vote against, for 8,113,740 shares; and by mister René Aravena Vega for 498 shares.

As for the proposal to assign part of the approved increase in capital to compensation plans that the Board will formulate for the workers of the Company and its affiliates, through a program of options for the subscription of shares in the Company, the voting proceeded, being this proposal approved by the Meeting with the conformed vote of 233,502,285 shares, representing 73.219075% of the total Company shares issued, subscribed and paid for.

The Secretary left express record of the oral affirmative vote of this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

11,361,580 shares abstained from voting, representing 3.562639% of the total issued shares of the Company with voting rights, which were represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, on account of third parties Chapter XIV for 1,611,537 shares and of Citibank N.A., Agency in Chile, for third party foreign investments for 226,318 shares; by Ms. Susana Hernández Barrantes in representation of The Chile Value and Growth Fund Agency in Chile for 140,490 shares; and mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to abstain, for 9,383,235 shares.

10,583,594 shares votes against, representing 3.318687% of the total issued shares of the Company with voting rights, represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, for account of third parties Chapter XIV for 434,155 shares; by Ms. Susana Hernández Barrantes in representation of Chile IFCI Emerging Markets Index Common Trust Fund for 25,824 shares, State Street Amerique Latine for 6,636 shares, Chile MSCI Emerging Markets Index Common Trust Fund for 255,049 shares, Balzac Umbrella Index Compartiment Balzac Emerging Latin America Index for 52,872 shares and Teacher Retirement System of Texas for 2,000 shares; by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to vote against, for 9,806,560 shares; and by mister René Aravena Vega for 498 shares.

6.2	AUTHORIZATIONS TO THE BOARD

PROPOSAL:                 Continuing, the Secretary indicated that the Board should be authorized to carry out all activities necessary for registering the paid shares representing the capital increase in the Registry of Securities of the Superintendence of Securities and Insurance and in one or more authorized stock exchanges in the country, proposing granting broad authorization to the Board for such purposes; to establish the procedure for exercising the legal preference right to subscribe the new shares, insofar as it proceeds; as well as to establish the manner and opportunities in which the unsubscribed remnant of said shares shall be assigned to compensation plans for workers of the Company and its affiliates or placed among third parties or shareholders, as the case may be.

AGREEMENT:	The agreement was submitted to the Meeting, the voting proceeded,

this proposal being approved by the Meeting with the conformed vote of 234,608,780 shares, representing 73.566037% of the total Company shares issued, subscribed and paid for.

The Secretary left express record of the oral affirmative vote of this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

11,362,005 shares abstained from voting, representing 3.562772% of the total issued shares of the Company with voting rights, which were represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, on account of third parties Chapter XIV for 1,611,537 shares and of Citibank N.A., Agency in Chile, for third party foreign investments for 226,318 shares; by Ms. Susana Hernández Barrantes in representation of The Chile Value and Growth Fund Agency in Chile for 140,490 shares; and by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to abstain, for 9,383,660 shares.

9,476,674 shares votes against, representing 2.971591% of the total issued shares of the Company with voting rights, represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, for account of third parties Chapter XIV for 434,155 shares; by Ms. Susana Hernández Barrantes in representation of Chile IFCI Emerging Markets Index Common Trust Fund for 25,824 shares, State Street Amerique Latine for 6,636 shares, Chile MSCI Emerging Markets Index Common Trust Fund for 255,049 shares, Balzac Umbrella Index Compartiment Balzac Emerging Latin America Index for 52,872 shares and Teacher Retirement System of Texas for 2,000 shares; by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to vote against, for 8,699,640 shares; and by mister René Aravena Vega for 498 shares.

6.3	MODIFICATION OF STATUTES

PROPOSAL:                Finally, the President noted that the approved proposal relating to the increase of capital of the Company indicated the modification of the bylaws as to substituting the Fifth permanent article and the First Transitory article for the following:

“Article Five: The capital of the Company is the sum of US$ 206,478,253, divided into 326,409,090 shares of one same series, nominative, ordinary, without nominal value. There are no special series of shares, nor privileges. The forms of the titles of shares, their issuance, exchange, invalidation, loss, replacement and other circumstances of the same, as well as the transfer of shares, is subject to what is established in the Law of Corporations and its Regulations.”

“First Transitory Article: The capital of the Company is the sum of US$ 206,478,253, divided into 326,409,090 shares of one same series, nominative, ordinary, without nominal value, subscribed and paid for in the following terms:

(i)

With the sum of US$ 134,303,353, representing 318,909,090 shares, which corresponds to the corporate capital at December 31, 2005, in conformance with the balance approved at the Ordinary Shareholders Meeting held April 29, 2006, which is completely subscribed and paid for at this date.

(ii)

With the sum of US$ 72,174,900, which corresponds to the capital increase agreed to in the Extraordinary Shareholders Meeting held January 26, 2007, which will be carried out through the issuance of 7,500,000 paid shares to be issued and placed in one single opportunity or by partialities by the Board at the opportunities that it establishes, authorizing the Board of the Company to proceed and arrange, with the broadest authority, the terms of the issuance and placement of the shares necessary for the materialization of the agreed capital increase and its subscription and payment, and to proceed with the final determination of the placement price of the shares within the 120 day period beginning with the Extraordinary Shareholders Meeting held January 26, 2007. The price shall be determined by the Board, not being less that US$ 9.62332 per share, or its equivalent in pesos according to the denominated Observed Dollar exchange rate published in the Official Gazette on the day that the Board establishes the placement price.

The issuance and placement of the referenced shares shall be done as follows:

(a) The amount of 750,000 shares shall be assigned to compensation plans that the Board will draw up for workers of the Company and its affiliates, through an options program for the subscription of shares of the Company, being broadly authorized to do so. The subscription price of these shares shall be the one established by the Board, not being in any case less than the price established for the remaining shares object of this capital increase. With respect to this portion of the increase, the shareholders will not have the preference option rights, as established in paragraph three of article 24 of Law 18,046. The term to subscribe and pay these shares will be extended for five years, beginning with the celebration of the Extraordinary Shareholders Meeting held January 26, 2007, the Board being authorized to issue these shares in one or several phases, according to the compensation plans that it draws up to this effect. The payment of these shares shall be made in cash at the moment of subscription, in cash currency, bank voucher, electronic transfer of funds or any other instrument or effect representative of money paid on sight.

(b) The amount of 6,750,000 shares will be offered with preference to the shareholders in conformance with the law. The shares not subscribed by the shareholders in exercise of their right of preference or those shares whose right of preference has been completely or partially renounced, or those corresponding to fractions resulting from the pro rate among shareholders, may be assigned by the Board to the mentioned compensation plans for workers of the Company and its affiliates, as authorized in paragraph four of article 24 of Law No. 18,046, remaining broadly authorized to establish, in such case, the proportion or percentage of said remnant of shares that may be assigned to such ends. The mentioned shares that the Board does not assign to compensation plans for workers of the Company and it affiliates, as indicated, may be freely offered to shareholders and third parties, at the opportunities and amounts that the Board deems pertinent, remaining broadly authorized to establish the procedures for this. The payment of these shares shall be made in cash at the moment of subscription, in cash currency, bank voucher, electronic transfer of funds or any other instrument or effect representative of money paid on sight. These shares must be completely subscribed and paid in a period of three years as of the date of the Extraordinary Shareholders Meeting held on January 26, 2007, unless they are assigned to compensation plans under the terms of article 24 of Law No. 18,046, in which case, they must be completely subscribed and paid in a period of five years as of the date of the mentioned Meeting.”

AGREEMENT:           The President submitted the proposals related to the modification of the Fifth permanent article and First Transitory article of the bylaws to a vote, the Meeting approved, with a conformed vote of 235,323,320 shares, representing 73.790095% of total Company shares issued, subscribed and paid for.

The Secretary left express record of the oral affirmative vote of this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

11,226,815 shares abstained from voting, representing 3.520381% of the total issued shares of the Company with voting rights, which were represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, on account of third parties Chapter XIV for 1,611,537 shares and of Citibank N.A., Agency in Chile, for third party foreign investments for 226,318 shares; and by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to abstain, for 9,388,960 shares.

8,897,324 shares votes against, representing 2.789925% of the total issued shares of the Company with voting rights, represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, for account of third parties Chapter XIV for 434,155 shares; by Ms. Susana Hernández Barrantes in representation of Chile IFCI Emerging Markets Index Common Trust Fund for 25,824 shares, State Street Amerique Latine for 6,636 shares, Chile MSCI Emerging Markets Index Common Trust Fund for 255,049 shares, Balzac Umbrella Index Compartiment Balzac Emerging Latin America Index for 52,872 shares and Teacher Retirement System of Texas for 2,000 shares; by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to vote against, for 8,120,290 shares; and by mister René Aravena Vega for 498 shares.

7.	OTHER AGREEMENTS

PROPOSAL:                 The Secretary proposed to immediately proceed with the agreements of the Meeting, as soon as the minutes of the same are duly signed, without waiting for its later approval, as well as to authorize the Vice-President of Corporate Finance of the Company, mister Alejandro de la Fuente Goic, the Auditor of the Company, mister Jose Miguel Bambach Salvatore, and the attorneys Claudio Campos Bierwirth, Ignacio Bunster Gonzalez and Luis Alberto Letelier Herrera, acting individually any one of them, to proceed to take to public deed the minutes of the present Meeting, and to the bearer of a summary of the same to request and sign the inscriptions and annotations in the applicable pertinent registers and publications.

Finally, it was proposed to authorize the Vice-President of Corporate Finance of the Company, mister Alejandro de la Fuente Goic, and the Auditor of the Company, mister Jose Miguel Bambach Salvatore, so that either one of them proceed to communicate to the Superintendence of Securities and Insurance and the stock exchanges the agreements adopted at this Meeting.

AGREEMENT:           The agreement was submitted to the Meeting, the voting proceeded, this proposal being approved by the Meeting with the conformed vote of 235,316,475 shares, representing 73.787949% of the total Company shares issued, subscribed and paid for.

The Secretary left express record of the oral affirmative vote of this approval by the representative of A.F.P. Hábitat S.A. for its respective Pension Funds.

11,227,810 shares abstained from voting, representing 3.520693% of the total issued shares of the Company with voting rights, which were represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, on account of third parties Chapter XIV for 1,611,537 shares and of Citibank N.A., Agency in Chile, for third party foreign investments for 226,318 shares; and by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to abstain, for 9,389,955 shares.

8,903,174 shares votes against, representing 2.791759% of the total issued shares of the Company with voting rights, represented at the Meeting by Ms. Carina Oneto Izzo in representation of Citibank N.A., Agency in Chile, for account of third parties Chapter XIV for 434,155 shares; by Ms. Susana Hernández Barrantes in representation of Chile IFCI Emerging Markets Index Common Trust Fund for 25,824 shares, State Street Amerique Latine for 6,636 shares, Chile MSCI Emerging Markets Index Common Trust Fund for 255,049 shares, Balzac Umbrella Index Compartiment Balzac Emerging Latin

America Index for 52,872 shares and Teacher Retirement System of Texas for 2,000 shares; by mister Jorge Awad Mehech in representation of The Bank of New York by mandate of certain holders of ADR’s who sent express instructions to vote against, for 8,126,140 shares; and by mister René Aravena Vega for 498 shares.

The President noted that, having dealt with all the matters contained in the summons, he appreciated the presence of the shareholders and declared the Extraordinary Shareholders Meeting ended, being 11:50 hours.

/s/ Jorge Awad Mehech	/s/ José Miguel Bambach Salvatore
Jorge Awad Mehech President	José Miguel Bambach Salvatore Secretary

/s/_Sergio Reiss Greenwood	/s/ Alejandro Puentes Bruno
Shareholder Name: Sergio Reiss Greenwood CNI N° 3468996-2	Shareholder Name: Alejandro Puentes Bruno CNI N° 8.860.493-8

/s/ Carlos Medina Alamos
Shareholder Name: Carlos Medina Alamos CNI N° 3681796-8

LAN

I certify that the present photocopy is a true copy of the minutes of the Extraordinary Shareholders Meeting of Lan Airlines, held on January 26, 2007.

/s/ Enrique Cueto Plaza
Enrique Cueto Plaza
Executive Vice-President
Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer